LeMaitre Vascular, Inc.

63 Second Avenue

Burlington, MA 01803

October 16, 2006

By EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Jay Mumford and Perry Hindin

RE:	LeMaitre Vascular, Inc.

Registration Statement on Form S-1

File No. 333-133532

Dear Messrs. Mumford and Hindin:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), LeMaitre Vascular, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 4:00 p.m., Eastern Time on October 18, 2006, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Act. In addition, LeMaitre hereby requests acceleration of the effective date of its Registration Statement on Form 8-A so that it becomes effective concurrently with the Registration Statement on Form S-1.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LeMaitre Vascular, Inc.

By:	/S/ GEORGE W. LEMAITRE
George W. LeMaitre Chairman, Chief Executive Officer and President